Notice Dated April 25, 2022

JACKSON ADVISORSM VUL
(Formerly JNL Advisor VUL®)
INDIVIDUAL FLEXIBLE PREMIUM
ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE

Issued by
JACKSON NATIONAL LIFE INSURANCE COMPANY® through
JACKSON NATIONAL SEPARATE ACCOUNT IV

This Notice Document (“Notice”) provides certain updated information about your Jackson Advisor VUL Individual Flexible Premium Adjustable Variable Universal Life Insurance contract (“Contract”), which is no longer available for purchase.
Jackson National Life Insurance Company (“Jackson”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Jackson and for Jackson National Separate Account IV (“Separate Account”) are available, free of charge, at www.jackson.com/product-literature-9.html. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call 1-800-644-4465 or send an email request to customercare@jackson.com.

Your Contract prospectus dated April 29, 2013 contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS
DEFINITIONS	1
UPDATED INFORMATION ABOUT YOUR CONTRACT	2
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	3
APPENDIX A (FUNDS AVAILABLE UNDER THE CONTRACT)	A-1
BACK COVER PAGE	B-1

DEFINITIONS

Fixed Account – An allocation option under the policy that earns an annually declared rate of interest of not less than 3%. Assets allocated to the Fixed Account are part of our general account.

Fund – a registered investment company in which an Investment Division of the Separate Account invests.

Investment Division – Separate and distinct divisions of the Separate Account, each of which invests in a single Underlying Mutual Fund. The value in the Investment Divisions will go up or down depending on the performance of the underlying mutual funds and the charges deducted from the Investment Divisions.

Issue Date – The date Jackson issued your policy and from which we measure contestability periods. It may be later than the Policy Date.

Separate Account – Jackson National Life Separate Account IV, the segregated asset account of Jackson that funds the policies.

UPDATED INFORMATION ABOUT YOUR CONTRACT

Fund-Related Changes
Effective April 25, 2022, the following changes were made to the Funds available under the Contract:

Fund Name Changes
1.JNL/Franklin Templeton Global Multisector Bond Fund to JNL/Western Asset Global Multi-Sector Bond Fund; and
2.JNL/Invesco International Growth Fund to JNL/William Blair International Leaders Fund.

Ownership Changes
Effective September 13, 2021 Jackson’s parent company, Jackson Financial Inc. (“JFI”), completed its spin-off from Prudential plc and became an independent public company. Prudential plc and Athene Co-Invest Re Ltd. each hold a minority ownership interest in JFI. Prudential plc has no relation to Newark, New Jersey-based Prudential Financial Inc. Descriptions of Jackson’s ownership structure were revised in prospectuses and statements of additional information as applicable.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES AND EXPENSES			LOCATION IN PROSPECTUS
Charges for Early Withdrawals	None.
Transaction Charges	You may be charged for other transactions, such as when premium is allocated, when you transfer cash value between investment options more than 15 times in a Policy Year, each time you request an in-force illustration in excess of one per Policy Year, if a transaction under your policy requires underwriting approval after the Commencement Date, when you make a partial surrender, when you request an expedited delivery of surrender, partial surrender, or loan proceeds, In addition, for policies sold in certain states, you may be charged for premium taxes.			Charges and Deductions
Ongoing Fees and Expenses (annual charges)
In addition to transaction charges, an investment in the Contract is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Contract and the cost of optional benefits available under the Contract. Such fees and expenses are set based on characteristics of the insured (e.g., age, sex, and rating classification). Investors should view the policy specifications page of their Contract for rates applicable to their Contract.

Investors will also bear expenses associated with the Portfolio Companies under the Contract, as shown in the following table:
Charges and Deductions
	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Investment options (Fund fees and expenses)	0.52%[1]	1.97%[1]	Charges and Deductions - Underlying Mutual Fund Expenses

1.    As a percentage of average Fund net assets.

	RISKS	LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in this Contract.	Summary - Risks of the Policy
Not a Short-Term Investment	This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon.	Summary - Risks of the Policy
Risks Associated with Investment Options
•An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.
•Each investment option (including the Fixed Account) has its own unique risks.
•You should review the investment options before making an investment decision.
Summary - Underlying Mutual Funds and Associated Risks
Insurance Company Risks
Any obligations (including under the Fixed Account), guarantees, and benefits of the Contract are subject to the claims-paying ability of Jackson. More information about Jackson is available upon request from Jackson by calling 1-800-644-4565.
The Fixed Account
Contract Lapse	Your contract could lapse and terminate if there is poor investment performance and or if the Net Accumulated Value becomes too low to support the policy’s monthly charges. Policy loans or partial surrenders also increase the risk that your contract may lapse. You will have a 61-day grace period to pay additional amounts to prevent your contract from terminating. The payability of death benefits may be impacted in the event of the contract lapsing.	Summary - Risks of the Policy

RESTRICTIONS
Investments
•We reserve the right to charge $25 for each transfer when you transfer money between Investment Divisions in excess of 15 times in a Contract Year.
•Jackson may remove or substitute Funds as investment options available under the Contract, and may limit or suspend availability of the Fixed Account Options.
Charges and Deductions
Optional Benefits
•Certain benefits may limit withdrawals or other rights under the Contract. Under certain benefits, a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal.
•Not all optional benefits are available through all broker-dealers and may vary by state or date of purchase.
•We may modify or discontinue an optional benefit at any time.
Policy Benefits and Rights
TAXES
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract.
•If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
•Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.
Federal Tax Considerations
CONFLICTS OF INTEREST
Investment Professional Compensation	Your registered representative or other investment professionals may receive compensation for selling this Contract to you in the form of commissions, revenue sharing, and other compensation programs. Accordingly, investment professionals may have a financial incentive to offer or recommend this Contract over another investment.	Distribution of Policies
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.	Distribution of Policies

APPENDIX A

FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds (all Class I shares) available under the Contract, which is subject to change, as discussed in the prospectus. Certain broker-dealers selling the Contracts may limit the Investment Divisions that are available to their customers. You can find the prospectuses and other information about the Funds online at connect.rightprospectus.com/Jackson. You can also request this information at no cost by calling 1-800-644-4565 or by sending an email request to ProspectusRequest@jackson.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
	JNL/American Funds Balanced Fund[1]
Allocation	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.61%[2]	15.08%	11.83%	9.22%
	JNL/American Funds Capital World Bond Fund[1]
Domestic/Global Fixed-Income	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.77%[2]	-5.01%	3.46%	2.02%
	JNL/American Funds Global Small Capitalization Fund[1]
Domestic/Global Equity	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.94%[2]	6.71%	15.43%	12.44%
	JNL/American Funds Growth-Income Fund[1]
Domestic/Global Equity	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.62%[2]	24.01%	16.28%	15.23%
	JNL/American Funds International Fund[1]
International	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.87%[2]	-1.56%	9.54%	7.96%
	JNL/American Funds New World Fund[1]
International	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.95%[2]	4.78%	13.12%	8.50%
	JNL/American Funds® Washington Mutual Investors Fund[1]
Domestic/Global Equity	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.63%[2]	27.70%	12.45%	13.62%
	JNL Multi-Manager Emerging Markets Equity Fund
International	(Kayne Anderson Rudnick Investment Management, LLC; T. Rowe Price Associates, Inc. (Sub-Sub-Adviser: T. Rowe Price Hong Kong Limited); WCM Investment Management, LLC; and Wellington Management Company LLP)	0.92%	0.40%	6.46%	4.38%
	JNL Multi-Manager International Small Cap Fund
International	(Baillie Gifford Overseas Limited; Causeway Capital Management LLC; and WCM Investment Management, LLC)	0.91%	15.96%	N/A	N/A
	JNL Multi-Manager Small Cap Growth Fund
Domestic/Global Equity	(BAMCO, Inc.; Granahan Investment Management, Inc.; Kayne Anderson Rudnick Investment Management, LLC; Segall Bryant & Hamill, LLC; Victory Capital Management Inc.; and WCM Investment Management, LLC)	0.66%	3.22%	20.95%	14.94%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
	JNL Multi-Manager Small Cap Value Fund
Domestic/Global Equity	(Congress Asset Management Company, LLP; Cooke & Bieler, L.P.; Reinhart Partners, Inc.; River Road Asset Management, LLC; and WCM Investment Management, LLC)	0.77%	23.35%	9.36%	10.86%
	JNL/AQR Large Cap Defensive Style Fund
Domestic/Global Equity	(AQR Capital Management, LLC)	0.56%	22.40%	N/A	N/A
	JNL/BlackRock Global Allocation Fund
Allocation	(BlackRock Investment Management, LLC)	0.74%	7.63%	9.89%	7.78%
	JNL/BlackRock Global Natural Resources Fund
Alternative Assets	(BlackRock International Limited)	0.69%	30.86%	4.91%	1.61%
	JNL/BlackRock Large Cap Select Growth Fund
Domestic/Global Equity	(BlackRock Investment Management, LLC)	0.56%	20.80%	24.96%	18.58%
	JNL/Causeway International Value Select Fund
International	(Causeway Capital Management LLC)	0.67%	8.76%	8.00%	6.19%
	JNL/DFA U.S. Core Equity Fund
Domestic/Global Equity	(Dimensional Fund Advisors LP)	0.45%[2]	27.33%	16.52%	15.11%
	JNL/DoubleLine® Core Fixed Income Fund
Domestic/Global Fixed-Income	(DoubleLine Capital LP)	0.47%	-0.13%	3.71%	3.23%
	JNL/DoubleLine® Emerging Markets Fixed Income Fund
International Fixed-Income	(DoubleLine Capital LP)	0.77%	0.99%	N/A	N/A
	JNL/Fidelity Institutional Asset Management® Total Bond Fund
Domestic/Global Fixed-Income	(FIAM LLC)	0.48%	-0.38%	3.87%	3.46%
	JNL/First Sentier Global Infrastructure Fund
Alternative Assets	(First Sentier Investors (Australia) IM Ltd)	0.85%	13.32%	7.59%	7.69%
	JNL/Franklin Templeton Income Fund
Domestic/Global Equity	(Franklin Advisers, Inc.)	0.63%	15.19%	7.49%	7.31%
	JNL/Goldman Sachs 4 Fund
Domestic/Global Equity	(Goldman Sachs Asset Management, L.P. and Mellon Investments Corporation)	0.40%	35.88%	N/A	N/A
	JNL/Harris Oakmark Global Equity Fund
Domestic/Global Equity	(Harris Associates L.P.)	0.84%	18.14%	N/A	N/A
	JNL/Invesco Global Growth Fund
Domestic/Global Equity	(Invesco Advisers, Inc.)	0.66%	15.73%	18.39%	14.25%
	JNL/Invesco Small Cap Growth Fund
Domestic/Global Equity	(Invesco Advisers, Inc.)	0.75%	7.57%	19.20%	16.80%
	JNL/JPMorgan Global Allocation Fund
Allocation	(J.P. Morgan Investment Management Inc.)	0.76%[2]	9.25%	N/A	N/A

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
	JNL/JPMorgan MidCap Growth Fund
Domestic/Global Equity	(J.P. Morgan Investment Management Inc.)	0.58%	11.35%	23.45%	18.60%
	JNL/JPMorgan U.S. Government & Quality Bond Fund
Domestic/Global Fixed-Income	(J.P. Morgan Investment Management Inc.)	0.38%	-1.83%	3.07%	2.35%
	JNL/JPMorgan U.S. Value Fund
Domestic/Global Equity	(J.P. Morgan Investment Management Inc.)	0.59%	27.76%	8.51%	10.11%
	JNL/Loomis Sayles Global Growth Fund
Domestic/Global Equity	(Loomis, Sayles & Company, L.P.)	0.71%	5.82%	N/A	N/A
	JNL/Mellon Emerging Markets Index Fund[3]
International	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.38%[2]	-3.17%	9.33%	4.78%
	JNL/Mellon Nasdaq® 100 Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.29%[2]	27.16%	28.22%	22.58%
	JNL/Mellon S&P 500 Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.22%	28.45%	18.21%	16.19%
	JNL/Mellon S&P 400 MidCap Index Fund[3]
Domestic/Global Equity	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.27%[2]	24.54%	12.81%	13.86%
	JNL/Mellon Small Cap Index Fund[3]
Domestic/Global Equity	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.27%[2]	26.47%	12.22%	13.74%
	JNL/Mellon International Index Fund[3]
International	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.32%[2]	10.79%	9.52%	7.87%
	JNL/Mellon Bond Index Fund[3]
Domestic/Global Fixed-Income	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.28%[2]	-1.79%	3.29%	2.55%
	JNL/Mellon U.S. Stock Market Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.31%	25.63%	N/A	N/A
	JNL/Mellon Communication Services Sector Fund
Sector	(Mellon Investments Corporation)	0.30%[2]	15.98%	12.66%	13.61%
	JNL/Mellon Consumer Discretionary Sector Fund
Sector	(Mellon Investments Corporation)	0.29%[2]	22.96%	22.88%	19.90%
	JNL/Mellon Energy Sector Fund
Sector	(Mellon Investments Corporation)	0.29%[2]	55.18%	-2.65%	0.11%
	JNL/Mellon Financial Sector Fund
Sector	(Mellon Investments Corporation)	0.29%[2]	29.78%	11.49%	15.05%
	JNL/Mellon Healthcare Sector Fund
Sector	(Mellon Investments Corporation)	0.28%[2]	20.61%	17.53%	17.11%
	JNL/Mellon Information Technology Sector Fund
Sector	(Mellon Investments Corporation)	0.27%[2]	33.69%	31.51%	23.06%
	JNL/MFS Mid Cap Value Fund
Domestic/Global Equity	(Massachusetts Financial Services Company (d/b/a MFS Investment Management))	0.65%	30.93%	12.44%	12.78%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
	JNL/Neuberger Berman Strategic Income Fund
Domestic/Global Fixed-Income	(Neuberger Berman Investment Advisers LLC)	0.63%	3.04%	4.89%	N/A
	JNL/PIMCO Real Return Fund
Domestic/Global Fixed-Income	(Pacific Investment Management Company LLC)	0.51%	5.82%	5.40%	3.16%
	JNL/PPM America High Yield Bond Fund
Domestic/Global Fixed-Income	(PPM America, Inc.)	0.44%	6.10%	5.64%	6.24%
	JNL/RAFI® Fundamental U.S. Small Cap Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.32%[2]	30.78%	4.27%	9.85%
	JNL/RAFI® Multi-Factor U.S. Equity Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.37%	26.76%	12.19%	12.94%
	JNL/T. Rowe Price Established Growth Fund
Domestic/Global Equity	(T. Rowe Price Associates, Inc.)	0.53%	14.78%	22.41%	18.77%
	JNL/T. Rowe Price Mid-Cap Growth Fund
Domestic/Global Equity	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Investment Management, Inc.)	0.66%	13.24%	17.70%	16.25%
	JNL/T. Rowe Price Short-Term Bond Fund
Domestic/Global Fixed-Income	(T. Rowe Price Associates, Inc.)	0.41%	-0.09%	2.24%	1.70%
	JNL/T. Rowe Price Value Fund
Domestic/Global Equity	(T. Rowe Price Associates, Inc.)	0.56%	29.93%	14.43%	14.85%
	JNL/Western Asset Global Multi-Sector Bond Fund
Domestic/Global Fixed-Income	(Western Asset Management Company, LLC; Sub-Sub-Advisers: Western Asset Management Company Limited and Western Asset Management Company Pte. Ltd.)	0.70%	-4.03%	-0.93%	1.53%
	JNL/William Blair International Leaders Fund
International	(William Blair Investment Management, LLC)	0.67%	6.48%	10.45%	8.28%
	JNL/WMC Balanced Fund
Domestic/Global Equity	(Wellington Management Company LLP)	0.41%	19.04%	11.47%	10.66%
	JNL/WMC Global Real Estate Fund
Alternative Assets	(Wellington Management Company LLP)	0.74%	27.12%	7.37%	8.30%
	JNL/WMC Government Money Market Fund
Domestic/Global Fixed-Income	(Wellington Management Company LLP)	0.37%[2]	0.04%	0.87%	0.43%
	JNL/WMC Value Fund
Domestic/Global Equity	(Wellington Management Company LLP)	0.48%	27.36%	11.50%	12.50%
	JNL Moderate Growth Allocation Fund
Allocation		0.84%	10.56%	N/A	N/A

1	Capital Research and Management Company is the investment adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.
2	The Fund’s current expenses reflect temporary fee reductions.
3	Mellon Investments Corporation is the investment sub-adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.

BACK COVER PAGE

The EDGAR contract identifier for the Contract is: #C000030247
B-1